Graubard Miller

The Chrysler Building

405 Lexington Avenue

New York, N.Y. 10174-1901

(212) 818-8800

facsimile	direct dial number
(212) 818-8881	(212) 818-8638
email address
jgallant@graubard.com

November 7, 2007

VIA FEDERAL EXPRESS AND EDGAR

Mr. John Reynolds

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, DC 20549

Re:	Capitol Acquisition Corp.
Amendment No. 3 to Registration Statement on Form S-1
File No. 333-144834
Filed November 2, 2007

Dear Mr. Reynolds:

On behalf of Capitol Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated November 7, 2007, relating to the above-captioned Registration Statement. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Conflicts of Interest, page 69

1.	We were unable to locate the company’s response to our prior comment five. Accordingly, we reissue. Please revise to briefly explain the nature and implication of the conflict of interest for each entity listed in response to our prior comment.

As discussed with the Staff, we will include the changes set forth on the attached marked page of the Registration Statement in the final prospectus filed by the Company pursuant to Rule 424.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant